Exhibit 3.1

RESTATED CERTIFICATE OF INCORPORATION

OF

SUN MICROSYSTEMS, INC.

The undersigned hereby certifies that:

A.	The present name of the corporation (hereinafter called the “Corporation”) is Sun Microsystems, Inc., which is the name under which the corporation was originally incorporated; and the date of filing the original certificate of incorporation with the Secretary of State of the State of Delaware is September 17, 1986.

B.	The provisions of the certificate of incorporation of the Corporation as heretofore amended and/or supplemented, are hereby restated and integrated into the single instrument which is hereinafter set forth, and which is entitled Restated Certificate of Incorporation of Sun Microsystems, Inc., without further amendment and without any discrepancy between the provisions of the certificate of incorporation as heretofore amended and supplemented and the provisions of the said single instrument hereinafter set forth.

C.	The Board of Directors of the Corporation has duly adopted this Restated Certificate of Incorporation pursuant to the provisions of Section 245 of the General Corporation Law of the State of Delaware in the form set forth as follows:

1. The name of the corporation is Sun Microsystems, Inc. (the “Corporation”).

2. The registered office of the Corporation with the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington 19808, County of New Castle. The registered agent of the Corporation within the State of Delaware is Corporation Service Company, the business office of which is identical with the registered office of the Corporation.

3. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Law of Delaware.

4. (a) The Corporation is authorized to issue two classes of shares designated “Common Stock” and “Preferred Stock”. The total number of shares which the Corporation shall have authority to issue is Seven Billion Two Hundred Ten Million (7,210,000,000), of which Seven Billion Two Hundred Million (7,200,000,000) shall be Common Stock with a par value of $0.00067 per share and Ten Million (10,000,000) shall be Preferred Stock with a par value of $0.001 per share.

(b) The shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of this Article 4, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

(i)	The number of shares constituting that series and the distinctive designation of that series;

(ii)	The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(iii)	Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(iv)	Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(v)	Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the dates or date upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(vi)	Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(vii)	The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series;

(viii)	Any other relative or participating rights, preferences and limitations of that series.

5. The Corporation is to have perpetual existence.

6. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

7. The number of directors which will constitute the whole Board of Directors of the Corporation shall be as specified in the Bylaws of the Corporation.

8. At all elections of directors of the Corporation, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for this provision as to cumulative voting) he would be entitled to cast for the election of directors with respect to his shares multiplied by the number of directors to be elected, and he may cast all of such votes for a single candidate or may distribute them among the number to be elected, or for any two or more of them as he may see fit.

9. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

10. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Neither any amendment nor repeal of this Article 10, nor the adoption of any provision of this Certification of Incorporation inconsistent with this Article 10, shall eliminate or reduce the effect of this Article 10, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

11. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. This Certificate of Incorporation may not be amended to eliminate Section 8 hereof or to divide the directors of the Corporation who are elected by the holders of Common Stock and any Preferred Stock entitled to vote generally with the holders of Common Stock in elections of directors, into two or three classes without the approval of holders of seventy-five percent (75%) of the outstanding shares of the Corporation entitled to vote thereon.

12. Elections for directors need not be by ballot unless a stockholder demands election by ballot at the meeting and before the voting begins or unless the Bylaws so require.

Signed on this 29th day of June, 2006.

By:	/S/ CRAIG D. NORRIS
Name:	Craig D. Norris
Title:	Assistant Secretary

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